GENTEM CAPITAL, LLC

Notes to Financial Statements
Year Ended December 31, 2019
CONFIDENTIAL

1. ORGANIZATION

Gentem Capital, LLC (the "Company")(a wholly-owned subsidiary of SSA Technologies, LLC), formerly known as Global Strategic Investments, LLC is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company has been a registered broker dealer since 2002. The majority of the Company's customers are primarily from Latin America. In November 2019, the acquisition of 100% of the Company by SSA Technologies, LLC was approved by FINRA. The Company filed Articles of Amendment on February 14th, 2019 and on November 25th, 2019 changing its name to Gentem Capital, LLC and to LevelX Capital, LLC respectively. On November 20, 2019, the Company sent to FINRA the letter request to approve the Company's name change.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting policies and reporting practices of the Company conform to the predominant practices in the broker-dealer industry and are in accordance with accounting principles generally accepted in the United States of America.

Government and Other Regulation

The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations, including the SEC and FINRA. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations. As a registered broker-dealer, the Company is subject to the SEC's net capital rule (Rule 15c3-1), which requires that the Company maintain a minimum net capital, as defined.

Cash in Banks

The Company may, during the ordinary course of business, maintain account balances with banks in excess of federally insured limits. The Company has not experienced losses on these accounts, and management believes that the Company is not exposed to significant risks on such accounts.

Fair Value of Financial Instruments

Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed in Note 6. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular instruments. Changes in assumptions or in market conditions could significantly affect the estimates.

Revenue Recognition on Securities Transactions

Revenues for executing customer securities transactions and proprietary securities transactions and associated expenses are recorded as earned and incurred, on a trade date basis. The Company believes that the performance obligation is satisfied on the trade date because that is the point in time when the underlying financial instrument or purchase is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Notes to Financial Statements (continued)
Year Ended December 31, 2019
CONFIDENTIAL

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Clearing Arrangements

The Company has clearing agreements with Apex Clearing Corporation and had a clearing agreement with Cor Clearing until August of 2018 (the "Clearing Brokers") to provide execution and clearing services on behalf of its customers on a fully disclosed basis. All customer records and accounts are maintained by the Clearing Brokers. Pursuant to the respective clearing agreements, the Company is required to maintain a deposit of $501,709 with Apex Clearing and had a requirement of a $47,000 deposit with Cor Clearing. In August of 2018, Cor Clearing terminated the clearing agreement.

Furniture and Equipment

Furniture and equipment are recorded at cost, less accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method based upon estimated useful lives ranging from five to seven years.

Repairs and maintenance are expensed as incurred. When furniture or equipment are retired, sold, or otherwise disposed of, the asset's carrying amount and related accumulated depreciation are removed from the accounts and any gain or loss is included in the statement of operations.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at December 31, 2019 and the reported amounts of revenues and expenses and accompanying notes during the year then ended. Although these estimates are based on management's knowledge of current events and actions it may undertake in the future, the actual outcome of the estimates could differ from the estimates made in the preparation of the financial statements.

Income Taxes

The Company is treated as a partnership for federal income tax purposes and, accordingly, generally would not incur income taxes or have any unrecognized tax benefits. Instead, its earnings and losses are included in the tax return of its members and taxed depending on the members' tax situation. As a result, the financial statements do not reflect a provision for income taxes.

The Company recognizes and measures tax positions taken or expected to be taken in its tax return based on their technical merit and assesses the likelihood that the positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. Interest and penalties on tax liabilities, if any, would be recorded in expenses.

The United States Federal jurisdiction and Florida are the major tax jurisdictions where the Company files income tax returns. Generally, Federal, State and local authorities may examine the Company's tax returns for three years from the date of filing. Therefore, the current year and three preceding years remain subject to examination as of December 31, 2019.

Notes to Financial Statements (continued)
Year Ended December 31, 2019
CONFIDENTIAL

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Leases
In February 2016, the FASB issued ASU 2016-2, Leases, which creates ASC 842, Leases. This guidance requires a lessee to account for leases as finance or operating leases. Both types of leases will result in the lessee recognizing a right-of-use asset and a corresponding lease liability on its Statement of Financial Condition. The new guidance was adopted by the Company beginning January 1, 2019, provided they enter into a lease that extends beyond one year.

3.   FURNITURE AND EQUIPMENT

Furniture and equipment, net, consisted of the following at December 31, 2019:

Office equipment	$ 62,582
Furniture and fixtures	47,637
	110,219
Less: accumulated depreciation and amortization	(110,219)
	$ -

There was no depreciation and amortization expense for the year ended December 31, 2019.

4.   NET CAPITAL REQUIREMENT

The Company, as a registered broker-dealer, is subject to the Securities and Exchange Commission Net Capital Rule (Rule 15c3-1), which requires that the Company maintain Net Capital equal to the greater of $100,000 or 6 2/3% of Aggregate Indebtedness, as defined, and requires that the ratio of Aggregate Indebtedness to Net Capital shall not exceed 15 to 1. At December 31, 2019, the Company's Net Capital was $215,987 and the Required Net Capital was $100,000. At December 31, 2019, the Company's ratio of Aggregate Indebtedness to Net Capital was 1.46 to 1.

5.   RECEIVABLE FROM BROKER-DEALERS AND CLEARING ORGANIZATIONS

The Company clears its customers' transactions on a fully disclosed basis with the Clearing Brokers. Pursuant to respective clearing agreements, the Company is required to maintain a certain minimum capital with the Clearing Brokers, in the form of either cash or securities. The level is agreed upon from time to time based on the nature of the Company's clearing activities. The Company complies with the Clearing Brokers' requirements for obtaining collateral from customers. At December 31, 2019, the receivables from broker-dealers and clearing organizations and the deposits with clearing organizations, included in the accompanying statement of financial condition, are due from these brokers.

5.   RECEIVABLE FROM BROKER-DEALERS AND CLEARING ORGANIZATIONS (CONTINUED)

At December 31, 2019, the Company had a net $10,191 due from broker-dealers and clearing organizations, which is shown in the statement of financial condition as a separate item. Additionally, at December 31, 2019, the Company had $548,709 in deposits with clearing brokers.

6.   FAIR VALUE MEASUREMENTS

Fair Value Measurements
The Financial Accounting Standards Board Accounting Standards Codification 820, Fair Value Measurements and Disclosures ("ASU 820"), establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1   Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

- Level 2   Inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.

- Level 3   Unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

For many financial instruments, fair value is based on independent sources such as quoted market prices or dealer price quotations. To the extent certain financial instruments trade infrequently or are not marketable, they may not have readily determinable fair values. In these instances, the Company estimates fair value using various pricing models and available information that management deems most relevant. Among the factors considered by the Company in determining the fair value of financial instruments are discounted anticipated cash flows, the cost, terms and liquidity of the instrument, the financial condition, operating results and credit ratings of the issuer or underlying company, the quoted market price of publicly traded securities with similar quality and yield, and other factors generally pertinent to the valuation of financial instruments

Determination of Fair Value
The Company maintains policies and procedures to value its financial instruments using the highest level and most relevant data available. In addition, management reviews valuations, including independent price validation, for certain instruments.

The following describes the valuation methodologies the Company uses to measure different financial instruments at fair value, including an indication of the level in the fair value hierarchy in which each instrument is generally classified.

Notes to Financial Statements (continued)
Year Ended December 31, 2019
CONFIDENTIAL

6. FAIR VALUE MEASUREMENTS (CONTINUED)

As of December 31, 2019, the Company does not own any marketable securities.

7. COMMITMENTS AND CONTINGENCIES

Operating Leases
The Company is obligated under non-cancelable operating leases for office facilities through 2019. Rent expense for the year ended December 31, 2019 was $24,616. This amount includes the expense for $17,234 for the lease of the previous facility in which the Company operated until September of 2019. The Company moved into premium office space and amenities starting in September 2019 on a month to month basis.

The Company has elected to adopt an exemption from recognition and measurement requirements of FASB ASC-842 for short-term leases. As such, no right-of-use asset or lease liability is recognized in the statement of financial condition for this lease.

Litigation
The Company is exposed to various asserted and unasserted potential claims encountered in the normal course of business. In the opinion of management, the resolution of these matters will not have a material effect on the Company's financial condition or results of operations.

8. RELATED PARTY TRANSACTIONS

At December 31, 2019, the Company had $60,045 in commissions payable to an affiliate, which is included in accounts payable in the statement of financial condition.

9. NOTE PAYABLE TO FINRA

During the year ended December 31, 2015, the Company entered into a settlement agreement with FINRA for $200,000. This settlement resulted from a disciplinary proceeding with respect to certain matters alleged by FINRA. The settlement was fully paid in May 2018. During the year ended December 31, 2017, the Company entered into a new settlement agreement with FINRA for $65,000. The settlement is being paid in equal monthly payments of $1325, including interest at 7.25% per year, and will continue until June 2021.

Notes to Financial Statements (continued)
Year Ended December 31, 2019
CONFIDENTIAL

10. OFF-BALANCE SHEET RISK

Pursuant to a clearance agreement, the Company introduces all of its securities transactions to a clearing broker on a fully-disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing broker. In accordance with the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company.

In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the customer's accounts. In addition, the receivable from the clearing broker is pursuant to the clearance agreement.

The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

In the normal course of business, the Company's customer activities involve the execution, settlement and financing of various customer securities transactions. These activities may expose the Company to off-balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

11. SUBSEQUENT EVENTS

The Company has evaluated events and transactions for potential recognition or disclosure of events that have occurred subsequent to December 31, 2019 through March 31th 2020, which is the date the financial statements, were available to be issued and determined there are no subsequent events that occurred during such period that would require disclosure or would be required to be recognized in the financial statements as of December 31, 2019.

The Company's ongoing profitability may experience instability and estimates included in the financial statements may change due to current political and economic conditions as a result of public health concerns related to the novel coronavirus, or COVID-19. The duration and intensity of these impacts and resulting disruption to which these events effect the Company's business will depend on future developments, which are highly uncertain and cannot be predicted at this time.